# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438504
Title of class of securities: Class 'A' Ordinary Shares
Address of issuer's principal executive offices: IDA BUSINESS PARK, BRAY, CO WICKLOW, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 12/20/2024
Filed by CIK 0002049455
Persons authorized to receive notices and communications: Kim Chang-hee, New Main Equity Co., Ltd. 11-B-05, 11F, 20, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea Republic Of (M5), 07326, 82-2-761-9577; Jeongseok Jay Yu, Esq., Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, 617-832-1000; Daniel S. Clevenger, Esq., Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mainstream Holdings, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mainstream New Growth No. 1 Private Equity Fund: type of reporting person: partnership (PN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- New Main Equity Co., Ltd. (CIK 0002049455): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kim Chang-hee: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class 'A' Ordinary Shares
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA BUSINESS PARK, BRAY, CO WICKLOW, Ireland (L2), A98 H5C8
Comment:
This Schedule 13D is intended to serve as an Amendment No. 4 ("Amendment No. 4") to the joint statement on Schedule 13D (File No. 005-44122) with respect to the Class 'A' Ordinary Shares, par value U.S. $0.0109 per share (the "Ordinary Shares"), of Trinity Biotech, plc, a company organized under the laws of Ireland (the "Issuer"), filed by MiCo Co., Ltd. ("MiCo Parent") and MiCo IVD Holdings, LLC, a Delaware limited liability company ("Mico IVD") on December 7, 2022 (such joint statement, as amended by Amendment No. 2 to the Schedule 13D filed on January 2, 2024, and Amendment No. 3 to the Schedule 13D filed on December 19, 2024, the "Original Schedule 13D"), to which the New Main Equity Persons (as defined below) previously joined as reporting persons as reported in Amendment No. 2 to the Schedule 13D filed on January 2, 2024. The purpose of this Amendment No. 4 is to report the change in the New Main Equity Persons' beneficial ownership as a result of the consummation of the 2024 MiCo IVD Purchase (as defined below) by DAYLI Holdings on December 20, 2024 and the revocation of the Joint Filing Agreement by the New Main Equity Persons initially filed as an exhibit to the Original Schedule 13D on January 2, 2024. Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

On January 2, 2024, MiCo Parent filed an Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") to report its sale of all of its equity interests in MiCo IVD to Mainstream Holdings (as defined below). Amendment No. 1 speaks only of the beneficial ownership interests of MiCo Parent, and the disclosures provided therein shall be disregarded in their entirety for the purposes of this Amendment No. 4, except that the exhibits included in response to Item 7 of Amendment No. 1 shall be incorporated herein by reference as described in Item 7 below.

This Amendment No. 4 is being filed by the New Main Equity Persons only and the disclosures provided herein shall have no effect on disclosures previously provided by any other reporting person.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended and restated in full as follows:

This Amendment No. 4 is being filed jointly by Mainstream Holdings, Ltd., a limited company incorporated in South Korea ("Mainsream Holdings"), Mainstream New Growth No. 1 Private Equity Fund, a private equity fund incorporated in South Korea ("Mainstream New Growth"), New Main Equity Co., Ltd, a limited company incorporated in South Korea ("New Main Equity"), and Kim Chang-hee (collectively, the "New Main Equity Persons"). Mainstream New Growth owns all of the equity interests in Mainstream Holdings, and New Main Equity is the general partner of Mainstream New Growth. Mr. Chang-hee serves as the managing director of Mainstream Holdings and New Main Equity.
Residence or business address:
Item 2(b) of the Original Schedule 13D is hereby amended and restated in full as follows:

The address of each of the New Main Equity Persons is #11-B-05, 11F, 20, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea.
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended and restated in full as follows:
The principal business of each of Mainstream Holdings, Mainstream New Growth, and New Main Equity is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation of Mr. Chang-hee is to serve as the managing director of Mainstream Holdings and New Main Equity.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended and restated in full as follows:

During the last five years, none of the New Main Equity Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Original Schedule 13D is hereby amended and restated in full as follows:

During the last five years, none of the New Main Equity Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Original Schedule 13D is hereby amended and restated in full as follows:

Each of the New Main Equity Persons was formed in or is a citizen of, as applicable, South Korea.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by inserting the following new paragraph to the end:

Pursuant to the Swap Amendment, MiCo Parent agreed to pay to Mainstream Holdings a settlement difference in the amount of 1,496,025,151 South Korean won and an early settlement fee of 983,606 South Korean won, resulting in the extinguishment of all rights and obligations between MiCo Parent and Mainstream Holdings pursuant to the Swap Agreement.

On December 20, 2024, Mainstream Holdings and DAYLI Holdings completed the 2024 MiCo IVD Purchase, following which time the New Main Equity Persons have no equity interest in MiCo IVD and do not, directly or indirectly, have any equity interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in full as follows:

The information set forth under the final paragraph of Item 4 and the cover page of this Amendment No. 4 is incorporated herein by reference into this Item 5.

Following the completion of the 2024 MiCo IVD Purchase by DAYLI Holdings, the New Main Equity Persons are no longer deemed to beneficially own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in full as follows:

The information set forth under the final paragraph of Item 4 and the cover page of this Amendment No. 4 is incorporated herein by reference into this Item 5.

Following the completion of the 2024 MiCo IVD Purchase by DAYLI Holdings, the New Main Equity Persons are no longer deemed to beneficially own any Ordinary Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated in full as follows:
Except as set forth in the Original Schedule 13D and this Amendment No. 4, none of the New Main Equity Persons has engaged in any transaction in Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Original Schedule 13D is hereby amended and restated in full as follows:

Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended and restated in full as follows:

The 2024 MiCo IVD Purchase by DAYLI Holdings was executed on December 17, 2024 and closed on December 20, 2024, following which time the New Main Equity Persons ceased to beneficially own more than five percent of the Ordinary Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit No. 17 Revocation of Joint Filing Agreement

## Signatures
- Mainstream Holdings, Ltd.: /s/ Kim Chang-hee, Kim Chang-hee/Managing Director (12/26/2024)
- Mainstream New Growth No. 1 Private Equity Fund: /s/ Kim Chang-hee, New Main Equity Co. Ltd. (by Kim Chang-hee, Managing Director)/General Partner (12/26/2024)
- New Main Equity Co., Ltd.: /s/ Kim Chang-hee, Kim Chang-hee/Managing Director (12/26/2024)
- Kim Chang-hee: /s/ Kim Chang-hee, Kim Chang-hee (12/26/2024)